Food Company, Inc.
One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
October 2, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Jay Williamson
Re:	Your Comment Letter dated September 30, 2009 regarding Dole Food Company, Inc.’s Amendment to Registration Statement on Form S-1 Filed September 18, 2009 (File No. 333-161345)
Dear Mr. Williamson:
     Dole Food Company, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-161345) filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2009 and amended on September 18, 2009 and September 24, 2009 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and have included with this letter a marked copy of Amendment No. 3.
     As discussed with you previously, our financial information for the second quarter ended June 20, 2009 will be stale on November 2, 2009, and we are therefore making every effort to respond fully to all of the Staff’s comments so that we can print a red herring prospectus no later than October 9, 2009. We appreciate your continued cooperation in helping us to achieve this timing.
Form S-1, filed September 18, 2009
General
1.	We note new disclosure regarding a newly formed trust. Please disclose the exemption relied upon and the facts supporting the exemption. In addition, revise to disclose the control person(s) behind the trust and disclose the material terms of the Trust offering.
     The Company notes that the exemption relied upon and the facts supporting the exemption are contained in Amendment No. 3 on page 8 and further elaborated upon in our

Mr. Jay Williamson
October 2, 2009

response to comment 3 below. Specifically, the trust offering will be conducted pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Rule 144A thereunder, and sales of the trust’s securities will be made by the initial purchasers in that offering only to “qualified institutional buyers” as defined in Rule 144A. The day-to-day affairs of the trust will be managed by a third party commercial bank under the supervision of three individual trustees unaffiliated with the Company or Mr. Murdock, and disclosure to that effect has been added to Amendment No. 3 on page 8. While the Company believes that the only terms of the trust offering material to the investors in the Company’s initial public offering (namely, the number of shares of common stock subject to sale by our existing stockholder and the resulting decrease in such stockholder’s ownership of us) have been included in the Registration Statement, we have included additional details regarding what we believe to be other basic terms of the trust offering on page 8 of Amendment No. 3.
2.	Your disclosure indicates that this newly formed trust is separate from Dole. Please clarify whether this means it is not an affiliate of Dole or Mr. Murdock.
     In response to the Staff’s comment, we have revised the disclosure on page 8 of Amendment No. 3 as requested to clarify that the trust is not an affiliate of the Company or Mr. Murdock.
3.	We note the private offering by the Trust. Please provide us with your analysis supporting your ability to conduct a concurrent private placement. Refer to Securities Act Release No. 8828 (Aug. 10, 2007).
     We note that the offering by the trust is not being conducted by or on behalf of the Company, but by a separate issuer. As noted in our revised disclosure pursuant to comments 1 and 2, the trust is not an affiliate of the Company or Mr. Murdock and its day-to-day affairs will be managed by a third party commercial bank under the direction of three individual trustees unaffiliated with the Company or Mr. Murdock.
     Moreover, even if the offerings were to have been conducted by the same issuer, as with our recent private offering of notes, we respectfully submit that the private offering of the trust securities occurring concurrently with our initial public offering is entirely consistent with the Commission’s guidance in Securities Act Release No. 8828 (“Release 8828”), as well as prior staff guidance on these matters, including the Black Box Incorporated no action-letter (June 26, 1990) and the Squadron Ellenoff, Pleasant & Lehrer no-action letter (February 28, 1992). Any trust offering will be conducted solely through a 144A offering process only to qualified institutional buyers not solicited using the Registration Statement. As expressed in Release 8828, one of the key questions in the analysis of whether the offering is exempt from the registration requirements of the Securities Act, in addition to the nature of the investors and number of investors, is a determination that buyers in a private placement are not solicited in a manner that uses the public offering process and the prospectus for such public offering as a

Mr. Jay Williamson
October 2, 2009

general solicitation. The Company understands that, with respect to the trust offering, qualified institutional buyers only will be solicited in a separate marketing process using a customary offering memorandum and solicitation process involving direct contact with the trust, the Company or their respective agents. In the case of an offering of mandatorily exchangeable securities like this, the target investors are generally within a specific market for that type of security. The Company understands that, unlike our common stock, the trust securities will pay a fixed quarterly distribution prior to the exchange date, at which point the holders of the trust’s securities may (if so elected by our existing stockholder) receive only cash in respect of the trust securities that they hold. In addition, these target investors will have substantive, pre-existing relationships with the investment banks that act as initial purchasers in connection with the trust offering and identified from pre-existing lists of qualified institutional buyers maintained by the investment banks. As referenced in Release No. 8828, the initial purchasers in the trust offering will not use the Registration Statement to solicit interest in the trust’s securities and the Company understands that the trust will not accept offers from any purchasers that it is informed independently contacted the trust as a result of reviewing the Registration Statement.
     Finally, even under a traditional integration analysis using the Commission’s five factor test, three of the five factors are different with respect to the two offerings. First, the offerings are not part of a single plan of financing. It is anticipated that the trust will use the net proceeds from the offering of its securities to purchase from an affiliate of our existing stockholder shares of our common stock issuable upon exchange of the trust’s securities (as well as to purchase treasury securities to fund the quarterly distributions on the trust securities). We will not receive any of the proceeds from the offering by the trust of its securities. Second, while the trust’s securities will be mandatorily exchangeable into shares of our common stock, fundamentally the two securities involved represent significantly different investment decisions. The trust’s securities are anticipated to pay a fixed quarterly distribution for a number of years prior to the exchange date and, at the exchange date, the holders of the trust’s securities may (if so elected by our existing stockholder) receive only cash in respect of the trust securities that they hold. Finally, the offerings of course would not be made for the same general purpose since the proceeds from the private offering are used to purchase shares of our common stock from an affiliate of our existing stockholder (and the treasury securities described above), not to reduce our indebtedness.
     We respectfully submit that, under these facts, our public equity offering and the private trust offering may occur concurrently.
Prospectus Cover Page
4.	We reissue comment four from our letter dated September 11, 2009. Item 501(b)(8)(i) of Regulation S-K requires “an identification of the nature of the underwriting arrangements.” Please revise to indicate that this is a firm commitment offering.

Mr. Jay Williamson
October 2, 2009

     In response to the Staff’s comment, we have revised the cover page of Amendment No. 3 as requested.
Summary, page 1
5.	We note your response to prior comment six from our letter dated September 11, 2009. Your response indicates that “an investor will be making an investment decision based on a balance sheet and leverage level that takes into account” your refinancing and other transactions and not your current situation. Accordingly, please briefly expand on your debt-related Summary Risk Factors to address the company’s then-current debt levels, and indicate the amount due within one year compared to the company’s anticipated cash balances. Also revise to reference the cross default provisions.
     In response to the Staff’s comment, we have revised the disclosure on page 6 of Amendment No. 3 as requested to expand our Summary Risk Factors to address our debt level and anticipated cash balances upon consummation of the offering, and to reference cross default provisions.
6.	We note your revised disclosure under Contemplated Transactions in Connection with the Offering. Please revise to disclose what, if anything, you will receive in exchange for transferring the 85% interest in WWP to Mr. Murdock’s affiliates and describe any guarantees - including personal guarantees associated with the $115 million in debt that will be relieved or reduced by virtue of the repayments made with the IPO proceeds. Please also explain the reason for entering into this transaction.
     In response to the Staff’s comment and comments 7 and 15, we have revised the disclosure beginning on pages 6 and 44 of Amendment No. 3 as requested to clarify certain details in connection with the contemplated transactions in connection with the offering.
7.	Also, please include an additional bullet point addressing the net result associated with these contemplated transaction for each of Dole, and Mr. Murdock and his affiliates, and include a statement indicating whether any of the foregoing will be in a more favorable position upon the completion of the transaction with respect to indebtedness, guarantees, collateral value, etc. If so, please revise to provide additional detail. This disclosure may be made later in your document, such as on page 41 under Contemplated Transactions in Connection with the Offering, if the revisions would require a level of detail inconsistent with the Summary section.
     In response to the Staff’s comment and comments 6 and 15, we have revised the disclosure beginning on pages 6 and 44 of Amendment No. 3 as requested to clarify certain details in connection with the contemplated transactions in connection with the offering.

Mr. Jay Williamson
October 2, 2009

Summary Unaudited Pro Forma and Historical Consolidated Financial Data, page 7
8.	In footnote four to your Summary Unaudited Pro Forma and Historical Consolidated Financial Data table you state that income (loss) from continuing operations per share, basic and diluted per share data and weighted average shares used in computing basic and diluted net income (loss) per share have not been adjusted for the share conversion that is contemplated to occur in connection with the Merger Transaction. Please tell us if you will adjust the pro forma data for the share conversion and, if so, revise your footnote to clarify that only the historical data has not been adjusted.
     We will adjust the pro forma data for the share conversion that is contemplated to occur in connection with the Merger Transaction. In response to the Staff’s comment, we have revised the footnote disclosure on page 11 of Amendment No. 3 as requested to clarify that only the historical data has not been adjusted.
Risk Factors, page 10
9.	Please revise the second risk factor on page 19 to disclose the amount and percent of shares that Mr. Murdock and his affiliates will own to not include the Trust offering in addition to the current disclosure. We note the disclosure on page 20 that the affiliate may settle the obligation to the trust in cash.
     In response to the Staff’s comment, we have revised the disclosure on page 21 of Amendment No. 3 as requested to clarify the amount and percentage of shares Mr. Murdock and his affiliates will own upon consummation of the offering and to delete the reference to the mandatory trust offering.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29
10.	We note your disclosure under Contemplated Transactions in Connection with the Offering, on page 5, that following the Merger Transaction, you are also considering transferring ownership interests in certain non-core assets comprised of idle farm land in Latin America you currently hold to other affiliates of Mr. Murdock. Please tell us how you plan to account for this nonmonetary transfer pursuant to APB 29.
     We have revised the disclosure throughout Amendment No. 3 to disclose that we have determined that we will only transfer one parcel of approximately 1,600 acres of idle farm land in Honduras, with a fair market value of approximately $12 million and a book value of approximately $150,000, held by the Company to other affiliates of Mr. Murdock. In evaluating the accounting for the nonmonetary transfer of ownership interests in such land, we considered paragraph 4 of APB 29 that indicates that APB 29 does not apply to a transfer of nonmonetary assets between companies or persons under common control. We subsequently considered paragraph D9 of SFAS 141R regarding the guidance on transfers of assets between entities under common control which indicates that such amounts

Mr. Jay Williamson
October 2, 2009

should be accounted for at the historical carryover basis. Accordingly, we respectfully submit that we plan to account for the nonmonetary transfer of ownership interests in idle farm land in Honduras held by the Company to other affiliates of Mr. Murdock as an equity distribution of the Company in the amount of the historical costs of the assets transferred consistent with paragraph D9 of SFAS 141R. In response to the Staff’s comment, we have revised the disclosure on page 31 of Amendment No. 3 to disclose this accounting treatment.
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 20, 2009, page 30
11.	We note the differences between your pro forma adjustments for the Merger Transaction and pro forma adjustments for the Transfer Transaction for your deferred income tax liabilities ($18,423) and other long-term liabilities ($7,716). Please disclose what each difference represents and why these items will remain with Merged Dole, as opposed to being transferred-out.
     In response to the Staff’s comment, we have revised the footnote disclosure on page 35 of Amendment No. 3 to disclose what the Merger Transaction and the Transfer Transaction pro forma adjustments for deferred tax liabilities and other long-term liabilities represent. Further, we have revised such disclosure to discuss why such items remain, as opposed to being transferred out in the Transfer Transaction, and the nature of any related differences between the adjustments in the Merger Transaction and the Transfer Transaction.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 33
12.	We note your disclosure on page 121 that prior to the consummation of this offering you will enter into a registration rights agreement with Mr. David H. Murdock, the only current stockholder. Please tell us how you considered the disclosure requirements set forth in paragraph 12 of FSP EITF 00-19-2 for this agreement.
     We have reviewed the provisions of FSP EITF 00-19-2, and do not believe that any additional disclosure is required regarding the registration rights agreement we intend to enter into with Mr. Murdock. Paragraph 4 of FSP EITF 00-19-2 states that its provisions apply to the issuer of a “registration payment arrangement,” which is an arrangement under which the issuer has agreed (1) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise of specified financial instruments, and that such registration statement be declared effective and maintained for a specified period of time and (2) to transfer consideration to the counterparty if the registration statement is not declared effective or if effectiveness is not maintained. Our proposed registration rights agreement with Mr. Murdock is a customary agreement providing for the registration of the resale of shares of common stock by Mr. Murdock’s affiliates. It is not within the scope of FSP EITF 00-19-2 since (1) it covers direct equity shares and not another financial instrument or equity shares issuable upon conversion of another financial instrument and (2)

Mr. Jay Williamson
October 2, 2009

there are no provisions for the payment of consideration to Mr. Murdock or his affiliates in the event a registration statement is not declared effective or maintained as required by the agreement. We respectfully submit that no additional disclosure under FSP EITF 00-19-2 is required.
Notes Applying to the Merger Transaction, page 33
13.	We note in footnote (a) that the pro forma adjustments for the Merger Transaction reflect the merger of DHM Holdings with and into Dole. It appears to us that these adjustments reflect the merger of DHM Holdings excluding Dole with and into Dole. Please clarify what is being merged with and into Dole.
     In response to the Staff’s comment, we have revised the disclosure on page 35 of Amendment No. 3 as requested to clarify that DHM Holdings, a separate legal entity, will be merged with and into the Company, with the Company as the surviving legal entity.
Notes Applying to the Transfer Transaction, page 33
14.	Please revise to describe each pro forma adjustment for the Transfer Transaction that differs from the corresponding pro forma adjustment for the Merger Transaction, including the assumptions underlying each adjustment. In that regard, we would expect a separate description for each of the following pro forma adjustments for the Transfer Transaction:
a)	Other assets, net,

b)	Deferred income tax liabilities,

c)	Other long-term liabilities,

d)	Equity attributable to DHM Holding Company, Inc.,

e)	Interest expense, and

f)	Income taxes
     In response to the Staff’s comment, we have revised the notes to the pro forma adjustments on page 36 of Amendment No. 3 to provide enhanced discussion of the assumptions for each pro forma adjustment and a description for each pro forma adjustment for the Transfer Transaction.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Contemplated Transactions in Connection with the Offering, page 42
15.	We note that you will complete other transactions upon consummation of the offering that will result in the elimination of all other current cross-default and cross-

Mr. Jay Williamson
October 2, 2009

acceleration provisions that exist between your senior secured facilities and certain indebtedness of affiliates of DHM Holdings. Please describe in greater detail these other transactions, and tell us whether these transactions are contemplated in the preparation of your pro forma financial statements. In addition, clarify whether any cross-default or cross-acceleration provisions will exist in connection with any of your debt upon consummation of the offering.
     In response to the Staff’s comment and comments 6 and 7, we have revised the disclosure beginning on pages 6 and 44 of Amendment No. 3 as requested to clarify certain details in connection with the contemplated transactions in connection with the offering. We also note that the trust issued security is issued entirely outside of the Company, and therefore is not contemplated or reflected in the preparation of our pro forma financial statements. Upon consummation of the offering, there will still exist cross-default and cross-acceleration provisions with respect to our own debt. These provisions are described on page 71 of Amendment No. 3.
Fiscal 2008, page 51
Fiscal Year 2008 vs. Fiscal Year 2007, page 53
Income Taxes, page 54
16.	We note in your response to comment 37 in our letter dated September 11, 2009 that you do not believe it is reasonably possible that a material adjustment will occur in the near term related to the repatriation of the excess of the amounts for financial reporting over the tax basis of investments. We also note you continue to disclose on page 54 that you currently project you may be required to provide taxes on a portion of your anticipated fiscal 2009 foreign earnings, which would result in an increase in your overall effective tax rate in 2009 versus the rate experienced by you in previous years. Please clarify within your discussion and analysis the likelihood that you will repatriate 2009 foreign earnings.
     Based on our most current projections, we believe it is unlikely we will need to repatriate 2009 foreign earnings. Accordingly, we have removed the language within the discussion and analysis section on income taxes on pages 56 and 58 of Amendment No. 3, which refers to the possible need to provide taxes on a portion of our anticipated fiscal 2009 foreign earnings.

Mr. Jay Williamson
October 2, 2009

Management, page 96
17.	Please revise to indicate whether any of your current audit committee members are independent.
     In response to the Staff’s comment, we have revised the disclosure on page 102 of Amendment No. 3 as requested to indicate that none of our current audit committee members are independent.
Executive Compensation, page 101
18.	Your response to prior comment 27 indicates that you revised your disclosure to describe the other subjective factors used to determine base salary. We were unable to locate any revised text, please advise.
     In response to the Staff’s prior comment 27 we revised the disclosure on page 102 of Amendment No. 1 remove the reference to “other substantive factors” as there were no other substantive factors used to determine base salary for the named executive officers. The original disclosure on page 81 of the initial Form S-1 filing included the following sentence: “The Committee considers each Named Executive Officer’s position relative to the market, his responsibilities and performance in the job and other subjective factors.” The revised disclosure on page 102 of Amendment No. 1 (which is now included on page 105 of Amendment No. 3) revised that sentence to read as follows: “The Committee considers each Named Executive Officer’s position relative to the market, his responsibilities and performance in the job.” We do not use other subjective factors to determine base salary.
19.	We reissue comment 28 from our letter dated September 11, 2009. We note the disclosure on page 103 as to how the incentive pool was funded and we note the added disclosure that the Compensation Committee in its discretion reduced the bonuses paid to the NEO. However, we continue to note a lack of disclosure as to how the incentive pool is allocated between the named executive officers and whether the CFROI target is also the target used to establish the annual incentive for each NEO or whether there are other factors used to establish the incentive awards for the NEOs. Please revise accordingly. We continue to note the reference to “annual financial performance goals” on page 103. If multiple goals are used in determining the annual incentives, please provide clear disclosure as to the specific goals and targets.
     In response to the Staff’s comment, we have revised the disclosure on page 105 of Amendment No. 3 as requested to discuss how the incentive pool is allocated between the named executive officers. With respect to the Staff’s comment regarding multiple goals used in determining the annual incentives, in Amendment No. 1 we removed the reference to “annual financial performance goals” and specified that the only annual financial performance goal is the

Mr. Jay Williamson
October 2, 2009

CFROI goal. The disclosure on page 103 of Amendment No. 1 under “Metrics for Fiscal 2008” (which is now included on page 105 of Amendment No. 3) reads as follows (emphasis added): “Cash Flow Return on Investment, or CFROI, was chosen as the annual financial performance goal for fiscal 2008 and the incentive pool was funded based on a CFROI target of 13.56%.”
20.	We reissue comment 30 from our letter dated September 11, 2009. We note that the cash payments relating to the One-Year Plan were included in the bonus column of the summary compensation table and that this information has been removed from the Grants of Plan Based Awards table. It is unclear why these payments were not included in the non-equity incentive plan compensation. We note your supplemental response that the Compensation Committee retains significant discretion in determining the actual bonus payments for each NEO; however, the disclosure on page 103 is not consistent with this response. Please revise to provide a detailed discussion of how the actual payments are determined for the NEOs and the discretion of the Committee. We may have further comment.
     As disclosed under “Annual Incentives” on page 104 of Amendment No. 3, the funding for the incentive pool is initially determined by reference to Company’s level of financial achievement. However, as disclosed on page 105 of Amendment No. 3, under the terms of the One-Year Plan the Corporate Compensation and Benefits Committee retains substantial discretion to reduce or increase the size of the incentive pool from that determined by reference to the level of financial performance. In addition, as disclosed on page 105 of Amendment No. 3., the Corporate Compensation and Benefits Committee retains discretion to increase or reduce (including a reduction to $0) the amount of the bonus payable to any individual Named Executive Officer from the guideline amount initially determined by reference to the Company’s financial performance and the individual’s target bonus amount. For example, as disclosed on page 105 of Amendment No. 3, with respect to bonuses paid under the One-Year Plan for fiscal 2008, the Corporate Compensation and Benefits Committee exercised this discretion to reduce the overall incentive pool for the Named Executive Officers by approximately 33% and then further exercised its discretion in awarding actual bonus amounts paid to each Named Executive Officer after taking into account Company financial performance, the individuals’ target bonus amounts and the 33% reduction of the overall incentive pool for the Named Executive Officers. Furthermore, under the terms of the One-Year Plan, the Corporate Compensation and Benefits Committee retains the discretion to cancel or terminate the plan at any time during the fiscal year to which the plan relates. As such, we believe that inclusion of cash amounts paid under the One-Year Plan in the bonus column of the summary compensation table, rather than non-equity incentive plan compensation column, is appropriate.

Mr. Jay Williamson
October 2, 2009

Certain Relationships and Related Transactions, page 118
21.	Disclose, if material for Item 404 of Regulation S-K purposes, the value of the idle farm land in Latin America that you are considering transferring.
     In response to the Staff’s comment, we have revised the disclosure on page 122 of Amendment No. 3 as requested to disclose the value of the idle farm land in Honduras we plan to transfer.
Financial Statements
DHM Holding Company, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements, page F-112
22.	We note the subsequent events footnote to the June 20, 2009 and January 3, 2009 Dole Food Company, Inc. financial statements filed with your Form S-1/A (No. 1). Please tell us why the footnotes to your June 20, 2009 and January 3, 2009 DHM Holding Company, Inc. financial statements did not also include a corresponding subsequent events footnote.
     We included a subsequent events footnote to the June 20, 2009 and January 3, 2009 Dole Food Company, Inc. financial statements filed with the Form S-1/A (No. 1) to discuss certain events occurring subsequent to the issuance of those respective financial statements. The June 20, 2009 financial statements were initially filed in connection with our Form 10-Q on August 4, 2009 and the January 3, 2009 financial statements were initially filed in connection with our Form 10-K on March 27, 2009. The June 20, 2009 and January 3, 2009 financial statements of DHM Holding Company, Inc. were issued for the first time on September 18, 2009 in connection with the filing of Amendment No. 1. Accordingly, we included those same items discussed in the Dole Food Company, Inc. subsequent events footnotes referenced above in footnotes 1, 5, 8, and 12 of the DHM Holding Company, Inc. June 20, 2009 financial statements and in footnotes 1, 7, 9, and 22 of the DHM Holding Company, Inc. January 3, 2009 financial statements. Such items were not considered a subsequent event for the DHM Holding Company, Inc. financial statements as such report was issued for the first time after the occurrence of such events.

Mr. Jay Williamson
October 2, 2009

Exhibits
23.	We note your response to comment 40 from our letter dated September 11, 2009 as it relates to prior exhibit 10.1. Please revise to file this agreement in its entirety, including all schedules, exhibits and attachments.
     In response to the Staff’s comment, we have filed with Amendment No. 3 prior exhibit 10.1 in its entirety, including all schedules, exhibits and attachments.
24.	We have reviewed the draft legality opinion provided in response to prior comment 39. Please revise to indicate the state law governing your legality opinion. In addition, please file the draft legality opinion provided supplementally and any future draft legality opinions as correspondence on Edgar.
     In response to the Staff’s comment, our counsel has revised its draft legality opinion to indicate that Delaware law governs its opinion. Such original draft legality opinion and the revised draft have been filed as correspondence on EDGAR.
     We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.
Sincerely,
C. Michael Carter

cc:	David A. DeLorenzo Joseph S. Tesoriero Jonathan K. Layne Alison S. Ressler